

October 13, 2022

Michael Armandi
Interim Chief Executive Officer and Chief Financial Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, New York 11713

      Re: Empire Global Gaming, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed April 15, 2022
          File No. 000-54908

Dear Michael Armandi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2021</u>

<u>General</u>

1.   We note that your company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly report on Form 10-Q for the quarter ended June 30, 2022 as soon as possible.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing